SCHEDULE 13D
                                 (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS TO BE FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                               (Amendment No. 2)*

                   LADENBURG THALMANN FINANCIAL SERVICES INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   50575Q 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Mark Zeitchick
                   Ladenburg Thalmann Financial Services Inc.
                               1055 Stewart Avenue
                            Bethpage, New York 11714
                            Telephone: (516) 470-1000
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Persons Authorized to
                      Receive Notices and Communications)


                                   May 7, 2001
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box   |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------------                          --------------------------
CUSIP No. 50575Q 10 2                                      Page 2 of 4 Pages
---------------------------                          --------------------------


1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Mark Zeitchick
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                     (a) |_|
                                                                     (b) |_|

-------------------------------------------------------------------------------
3         SEC USE ONLY


-------------------------------------------------------------------------------
4         SOURCE OF FUNDS (SEE INSTRUCTIONS)

          N/A
-------------------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                             |_|

-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
-------------------------------------------------------------------------------
                            7        SOLE VOTING POWER

                                     1,463,441 Shares
         NUMBER OF          ---------------------------------------------------
          SHARES            8        SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                    -0-
           EACH             ---------------------------------------------------
         REPORTING          9        SOLE DISPOSITIVE POWER
          PERSON
           WITH                      1,463,441 Shares
                           ----------------------------------------------------
                           10        SHARED DISPOSITIVE POWER

                                     -0-
-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,463,441 Shares
-------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)                                              |_|

-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.0%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 50575Q 10 2                                   Page 3 of 4 Pages
-------------------------                             -----------------------

         This Amendment No. 2 adds the following information to Items 4 and 5 of the Schedule 13D ("Schedule 13D") filed by Mark Zeitchick ("Zeitchick"), with respect to ownership of the Common Stock, par value $.0001 per share, of Ladenburg Thalmann Financial Services Inc. (f/k/a GBI Capital Management Corp.), a Florida corporation ("Issuer").

         The percentage of beneficial ownership reflected in this Amendment No. 2 to the Schedule 13D is based upon 36,988,430 shares of Common Stock outstanding on May 7, 2001, based upon information known to the reporting person.

Item 4. Purpose of Transactions

         On May 7, 2001, the Stock Purchase Agreement and the transactions previously reported on under Item 4 of Amendment No. 1 to the Schedule 13D filed by Zeitchick were consummated and Zeitchick sold 98,062 shares of the Issuer's Common Stock for an aggregate purchase price of $98,062 or $1.00 per share.

         In connection with the sale by the Zeitchick, the Issuer's Board of Directors ("Board") waived a lock-up agreement between the Issuer and Zeitchick pursuant to which Zeitchick had agreed that he would not, without the Board's prior written consent, until August 2001, sell, transfer or otherwise dispose of any of his shares of the Issuer's Common Stock.

Item 5. Interest in Securities of the Issuer

         Zeitchick is the beneficial owner of 1,463,441 shares of Common Stock of the Issuer. This amount includes 1,414,211 shares of Common Stock and 49,230 shares of Common Stock issuable upon exercise of currently exercisable options held by Zeitchick. This amount does not include 50,770 shares of Common Stock issuable upon exercise of options held by Zeitchick that are not currently exercisable within the next 60 days. Zeitchick has sole voting and dispositive power over these shares. Zeitchick beneficially owns 4.0% of the Issuer's outstanding shares of Common Stock. On May 7, 2001, Zeitchick ceased to own 5% of Issuer's outstanding Common Stock.

CUSIP No. 50575Q 10 2                                       Page 4 of 4 Pages
-------------------------                                 ---------------------

                                                     SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: May 7, 2001






                                                      /s/ Mark Zeitchick
                                                     -------------------------
                                                     Mark Zeitchick